Second Act Theatrical Capital



LETTER ⌄

Dear investors,

We are interested in having our investors be active and enthusiastic in our awareness and publicity campaigns. We believe that everyone should be able to be a stakeholder in our culture. Broadway and the arts provide a space for us to challenge, inspire, and move the zeitgeist forward. We welcome all, and we need our investors to help share their their vision to help build more bridges to the arts.

We need your help!

We are interested in having our investors be active and enthusiastic in our awareness and publicity campaigns. We believe that everyone should be able to be a stakeholder in our culture. Broadway and the arts provide a space for us to challenge, inspire, and move the zeitgeist forward. We welcome all, and we need our investors to

zeitgeist forward. We welcome all, and we need our investors to help share their their vision to help build more bridges to the arts.

Sincerely,

Cynthia J. Tong

Founder

Adam Hyndman

Founder

Toni R. Isreal

Founder

Rashad V. Chambers

Founder

Sammy Lopez

Founder

Rob Laqui

Founder

How did we do this year?

REPORT CARD

B+

© The Good

☺ The Good

We closed out first funding round!

We enrolled over 100 individual investors

We learned a lot about how to market our business.

☹ The Bad

We encountered more educational lift than expected

The industry has still be recovering form the pandemic

Investor fatigue is real.

2024 At a Glance

January 1 to December 31



$0

Revenue



-$588

Net Loss



$0

Short Term Debt



$125,076

Raised in 2024



$115,689

Cash on Hand

As of 06/30/22

INCOME   BALANCE   NARRATIVE



● Revenues   ● Profit

$0 $0

                                         -$588

-$12,300

2023   2024

Net Margin: 0%   Gross Margin: 0%   Return on Assets: 0%   Earnings per Share: -$0.53

Revenue per Employee: $0   Cash to Assets: 93%   Revenue to Receivables: ~   Debt Ratio: 0%

📄 2022_Second_Act_Theatrical_Capital_-_Updated_Financial_Statements_-_Corrected_4.13.2023__1_.pdf

📄 Second_Act_Theatrical_Capital_LLC_Audited_Financials_2022-2021.pdf

📄 2023_Second_Act_Theatrical_Capital_Financial_Statements.pdf

⚆ 2023_Second_Act_Theatrical_Capital_Financial_Statements.pdf

⚆ Second_Act_Theatrical_Capital_LLC_-_2024_Financial_Statements_-_March_14_2025.pdf

⚆ Second_Act_GAAP_Financial_Report_2023-2024.pdf

We ❤️ Our 100 Investors

Thank You For Believing In Us

Kimberly Wright	Linda Dorsey	Angela Cancel	Rachel Maria Stuart	Carmen Quinones	Jandjr Happy
Sammy Lopez	Victoria Theodore	Kyle Wong	Annalisa Dias-Mandoly	Cynthia L. Dorsey	Lucky Angelo &...
Camilo Quiroz-...	The Business Of...	Carson Lambert	Pierre Jean Gonzalez	Vitaly D	Jenny Linton
Sylvie Scowcroft	Ramita Ravi	Maya Maniar	Ariel Estrada	Taylor Margis-Noguera	Will Essilfie
Blair Russell	Afra Hines	Eric M. Childs	Terence Boga	Timothy Overthe Hill	Darius Wright
Nehemiah Luckett	Aaron James McKenzie	Ruby P.	Felix Vayssieres	She. Event Indy Non...	Edward Wang
Dale Mott	Marc Viscardi	Mark Brystowski	Ben Holtzman	B Shabi	Joe Hetterly
Janine McGuire	Kimberly Marable	Steven Taylor	Nathaniel Stampley	Carolyn Ye	Vibecke Dahle...
Jacob Persily	George Strus	Mercedes Hesselroth	Mara Einstein	Major Attaway	Alvin Hough Jr
Lucy Powis	Mike Lew &...	Heena Patel	Roman Sanchez	Ellpetha Tsivicos	Cris Loughridge
Ronald Cohen	Cedric Leiba Jr	Jaygee Macapugay	Jhanelle Bisasor	Danielle Zarbin	Jason Wu
Cherine Anderson	Moira Shourie	Kalen Sakima	Hector Bosa	Rossana Robertson	Taitanasia Thomas
Michelle Feza Kuchuk	Debbie Pryse	DeWayne Snype	Patrick B. Phillips	Deirdre Cummings	Trent Saunders
Gina Napolitano	Linda Betthauser	Christopher Dieman	Kyle Beckley Abourizk	Marin Robinson	Ari Conte
Roberta Musolino	Leah Michalos	Tiana Villar	Charles Jackson Jr.	Jessica Sporn	James Piper
Napoleon Gladney	Arianna Afsar				

Thank You!

From the Second Act Theatrical Capital Team




Rashad V. Chambers

Founder

Tony Award-Winning Producer | Talent Manager | Recent credits: FAT HAM, TOPDOG/UNDERDOG, LITTLE GIRL BLUE, CAROLINE OR CHANGE, AIN'T TOO PROUD, THE...

Sammy Lopez

Founder

Tony Award-Winning Producer | Recent credits: HOW TO DANCE IN OHIO, GUN & POWDER, THE KITE RUNNER, A STRANGE LOOP, A CHRISTMAS CAROL



Adam Hyndman

Founder

Tony Award-Winning Producer | Performer | Director | Activist | Recent credits: HERE LIES LOVE, THE INHERITANCE, HADESTOWN, ONCE ON THIS ISLAND



Miranda Gohh

Founder

Producer | Founder of Theatre Producers of Color (TPOC) | Recent credits: HERE LIES LOVE, JUST FOR US, KPOP, IS THIS A ROOM, DANA H.



Cynthia J. Tong

Founder

Tony-Nominated Producer | Senior Associate Producer, Tom Kirdahy Productions | Recent credits: BHANGRA NATION, Sondheim's HERE WE ARE, GREY HOUSE, THE



Toni R. Isreal

Founder

Producer | Marketing Expert | Founder/CEO of REALEMN Productions | Recent credits: PASS OVER, HADESTOWN, JAGGED LITTLE PILL, MJ THE MUSICAL

HERE WE ARE, GREY HOUSE, THE...

LITTLE PILL, MJ THE MUSICAL



Rob Laqui

Founder

Tony Award-Winning Producer | Performer: Dancer & Puppeteer | Associate Producer with No Guarantees | Recent credits: HERE LIES LOVE, A STRANGE LOOP,...



Ronee Penoi

Founder

Producer | Director of Artistic Programming, ArtsEmerson | Consortium, First Nations Performing Arts | Recent credits: Producer, Octopus Theatricals...



Isha Gulati

Strategy and Operations Consultant

Member of the Theatre Producers of Color Inaugural Producing 101 Cohort | Theatre Operations, Marketing, and DEI...



Cheyenne Myrie

Development and Membership Director

Executive Leader with Marketing, Granting, & Fundraising Expertise | Black Theatre Historian & Advocate |...

Details

The Board of Directors

Director	Occupation	Joined
Ronee Penoi	Director of Artistic Programming @ ArtsEmerson	2021
Miranda Gohh	Producer @ Davenport Theatrical Enterprises	2021
Rashad V. Chambers	Producer and Artist Manager @ Esquire Entertainment	2021
Cynthia J. Tong	Producer @ Tom Kirdahy Productions	2021
Adam Hyndman	Producer and Performer @ Octopus Theatricals	2021
Toni R. Isreal	Producer & CEO @ REALEMN Productions	2021
Rob Laqui	Producer @ Octopus theatricals	2021
Sammy Lopez	Theatre Producer, Director & Social Media Manager @ Holtzman-Lopez Productions, LLC	2021

Officers

Officer	Title	Joined
Cynthia J. Tong	Founding Member	2021
Adam Hyndman	member	2021

Voting Power ❓

Holder	Securities Held	Voting Power
The Industry Standard Group (Principal owners are: Adam Hyndman, Cynthia Tong, Rashad Chambers, Ronee Penoi, Toni Israel, Miranda Gohh, Sammy Lopez, Rob Laqui. Each owns 12.5% of the LLC)	1,112 Class A LLC Units	100.0%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
12/2022	$35,476		Section 4(a)(2)
04/2024	$125,076		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

None.

Related Party Transactions
None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Class Cf Units	10,000	0	No
Class A Units	1,112	1,112	Yes

Warrants: 0
Options: 0

Form C Risks:

This is an early-stage company.
2ATC was incorporated in 2021. It is a startup company, and at this moment, we are not profitable nor are we focused on near term profitability. There is very little history upon which an evaluation of its past performance and future prospects in the entertainment industry can be made. Statistically, most startup companies fail.

Production of shows at minimum capitalization reduces chance of success.
Capitalizing the Company at a minimum figure might mean that the Company would have less funds with which to meet contingencies or on which to draw for increased advertising or other expenditures that might be required to increase the likelihood of the production's success.

We run the risk of not being able to partner in Broadway shows if producers do not want to work with us or we might not get the terms that we want.
Our organizational model is based on partnering with other reputable theater producers to support their projects. While we currently have great relationships with several producers in the industry, we run the risk of not being able to participate if producers do not want to work with us. On the other hand, even if we have the potential to work with a producer, as negotiations occur, we may not get all the terms we want. Our financial and organizational investment in shows may not necessarily give us leverage or decision-making ability.

Creative teams are dynamic and can change.
Collaborative and creative processes involve many participants, and often replacements or shifts in personnel occur. There are potential risk factors associated when such changes happen that can affect ticket sales or recoupment for productions, some include altered /extended timelines, unexpected press / attention, and additional resources added to the budget.

The Broadway League and the theater owners are major stakeholders in the commercial theater industry and have the ability to shift the field.
The Broadway League, which is composed of theater owners, on-the-road presenters, independent theater producers, and general managers, is a trade organization that holds the interests of all its constituents in collective bargaining with unions and determining the "Broadway" brand. The current model that we have built 2ATC is in relation to the collective

bargaining agreements that are upheld by the Broadway League. In the case that The Broadway League or other major stakeholders make shifts in the industry, our model could potentially need to adapt or change as well.

The theatrical industry is highly competitive.
All aspects of the theatrical industry are highly competitive. Any production faces competition from other theatrical producers and presenters not only in attracting creative, business and technical personnel for the production of show, but also in securing theaters to present their production. In addition, productions will encounter competition from other plays and musicals as well as other types of public entertainment. The competition faced by live presentation theaters for the public's leisure-time activities has increased in recent years because of the expansion of the number of entertainment outlets such as cable, DVD, and digital.

Our subsidiary rights income is uncertain.
If productions in the portfolio of 2ATC are presented for a certain number of performances within a specified period, prospective investors may be entitled to share in the proceeds from the exploitation of subsidiary rights from the productions. If 2ATC is entitled to share in said subsidiary rights income, it is impossible to determine the extent to which such income will amount.

Natural disasters and other events beyond our control could materially adversely affect us.
Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce and the global economy, and thus could have a strong negative effect on us. Our business operations are subject to interruption by natural disasters, fire, power shortages, pandemics and other events beyond our control and could make it difficult or impossible for us to deliver our services to our customers and could decrease demand for our services. Our business model involves live theater in which audience members and cast members are together live in a space. To the extent, the entertainment industry is impacted by either the ability to create new content (e.g., the halting of productions) or the ability to monetize the content (e.g., theater sales), our business prospects could be severely hampered.
In addition, as an early-stage startup, we rely on investments to fund our operations. To the extent our investment flow is interrupted by disasters and/or the effect they have on the economy, our ability to maintain operations could be severely hampered.

We must trust the other leaders of the projects we might be working on.
Oftentimes, while we will play a role in the development of a project, there will be other partners on board leading the work as well. 2ATC will do their due diligence and research prior to entering in any fiscal and business partnerships, but there is no guarantee that these folks might not make an incorrect decision that negatively affects a project at some point. They will also be hiring creative talents and individuals with a track record of success and with the skills necessary to ensure that we create successful work but there is no guarantee.

We are experimenting with the decision-making process that can delay processes and might negatively impact the company.
Fundamental to our mission, we are embarking on trying different processes that may integrate the expertise and opinions of you and your fellow investors on an advisory basis. While we've put together a process that is timely and will allow investors to contribute their thoughts, ultimately 2ATC management will make final decisions. These processes are based on research and expertise but are unprecedented and it could have some unexpected results that will negatively impact the company.

that will negatively impact the company.

There is uncertainty regarding critical or public acceptance of our productions.
Considerable competition exists among producers in the acquisition of theatrical properties. To some extent, the success or failure of the theatrical venture is dependent upon the ability of the producer to select talent and plays that will appeal to the theater-going public and to produce such work in a desirable theater. Ultimately, however, it is for the audience to determine whether a production will be a commercial success or failure.

Anything can happen on stage or in the audience!
Live events always present a certain risk because ultimately a theater is a room full of people who have free will. While courtesy rules are generally followed, if something seriously unexpected were to happen it could lead to negative press or the downfall of a show. On the other hand, sometimes it leads to positive, unexpected things.

Union strikes and labor negotiations can delay or pause performances.
There are over 25 unions, guilds, and labor organizations that are represented on Broadway including Actor's Equity Association (AEA), Stage Directors and Choreographers (SDC), the Dramatist Guild, Local 802 for Musicians, and others. These organizations have set agreements with employers but occasionally, labor negotiations can add financial strain to a project if they continue on too long or delay or pause performances. At the Broadway level, all actors must join AEA, which means the casts are 100% union workers.

A bad review from a reputable source could negatively affect the life of a project.
Theater critics, particularly from the New York Times, LA Times, Vulture, and other reputable news sources, still have an outsized effect on ticket sales in the theater industry. Some audiences rely on these reviews to determine whether they will buy tickets to see a show.

Entertainment projects can be risky, and often more money might be needed to sustain it.
The entertainment industry is generally affected by the same risk factors of other industries but due to its nature, the development, production, distribution and marketing of content can require large capital investments. Developing and making money from theater projects usually requires significant capital investment to fund expenditures. Sometimes after a project opens, more money must be spent on marketing, operations, and maintenance costs. Even with adequate funding, the project may fail to gain traction with viewers.

There is a high statistical chance of failure within the Broadway industry.
It is estimated that of the plays produced for the Broadway stage, seventy percent (70%) result in a loss to their investors.

Success in the entertainment and live arts industry is highly unpredictable and there is no guarantee our projects will be successful in the market.
Our success will depend on the popularity of our entertainment projects. Viewer tastes, trends and preferences frequently change and are notoriously difficult to predict. If we fail to anticipate future viewer preferences in the entertainment business, our business and financial performance will likely suffer. The entertainment industry is fiercely competitive. We may not be able to develop projects that will become profitable. We may also invest in projects that end up losing money. Even if one of our projects is successful, we may lose money in others.

All management members work for TISG and 2ATC on a part-time basis.
All eight co-founding members believe strongly in the mission of TISG and 2ATC and remain committed to seeing this project through, but as none of them are able to work full time for

this project, it can mean that processes might be slower than some other businesses. All eight managers are active producers in the industry and are working on several other projects, which means everyone is juggling their time, but it also means they are very involved in the industry, which is also a strength for the organization. Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business. Currently, management members have not received a fee, but will be collecting a management fee for services to uphold the organization as it grows.

We are the first to create an organization like this for the commercial theatre market, but other similar organizations could develop in this space.
As the marketplace becomes more savvy about the JOBS Act and how an entertainment company could benefit from an equity crowdfunded financing round, competitors could launch their own equity crowdfunding campaigns and overtake our momentum.

There is a possibility of investors receiving unaudited financial statements.
If the Company receives an exemption from the requirements of filing certain certified accounting statements pursuant to New York accounting laws applicable to theatrical productions, then investors may be provided with unaudited financial statements. The Managers have not as of the date of this Memorandum applied for such exemption or determined whether such application will be made.

There are risks associated with authorizing immediate use of contribution prior to minimum capitalization of the Company.
Investors into a production agree to the use of their capital contribution to the Company prior to the minimum capitalization of the Company for pre-production or production purposes, without waiving the right to have their contributions refunded. As such if insufficient funds are raised to complete the offering, the investors may lose part or all of their contribution without a production of the show having been presented. Any investor authorizing immediate use of their contribution obtains no advantage, unless such advantage has been negotiated with the Manager. Rather an investor incurs a distinct risk by authorizing use of contributions prior to the minimum capitalization of the Company.

Cryptocurrency and the ICO wave could muddy the market.
2ATC is focused fundraising efforts purely on the new provisions enabled by the JOBS Act. Blockchain technology and the advent of cryptocurrencies have enabled new methods of raising money – some of which are legal but many of which are not. Either way, developments in the cryptocurrency space could potentially confuse investors, create opportunities for direct competitors, and/or otherwise have adverse effects on 2ATC's ability to raise funds.

Because we will conduct our business to not be considered an Investment Company under the U.S. Investment Company Act of 1940, 60% of our total assets must be held in non-passive investments.
We intend to conduct our business so as not to become regulated as an investment company under the U.S. Investment Company Act. An entity generally will be determined to be an investment company for purposes of the U.S. Investment Company Act and regulated thereunder if it owns or proposes to acquire passive investment securities (exclusive of U.S. government securities and cash) having a value exceeding 40% of the value of its total assets on an unconsolidated basis. Because 60% of our assets must be held in non-passive investment

securities, including government securities and cash, we may be restricted in the amount of funds we can invest in Broadway shows, which are considered passive investment securities.

There is no assurance of recovery of capital or payment of profits.

No one should consider the purchase of the interests being offered without recognizing the highly speculative nature of and the risks of loss involved in the purchase of an interest in an enterprise devoted to theatrical productions. Prospective investors should only invest in the Company if they do not require liquidity in their investment and are prepared to lose their entire investment.

Our business relies heavily on available theaters and physical space.

Our success in developing, producing and recouping investments on theatrical productions depends heavily on a project being able to be produced in a physical space, usually spaces built as theaters. There are a limited number of spaces that are available at any given time and even more than that, there are 41 theaters that qualify as Broadway theaters. Sometimes a project will be delayed based on availability of space.

Investors in this offering will not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement.

Investors in this offering will be bound by the subscription agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the company arising out of or relating to the subscription agreement, including any claim under the federal securities laws.

If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which governs the subscription agreement, and in the Court of Chancery in the State of Delaware. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement.

If you bring a claim against the company in connection with matters arising under the subscription agreement, including claims under federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the company. If a lawsuit is brought against the company under the subscription agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the subscription agreement with a jury trial. No condition, stipulation or provision of the subscription agreement serves as a waiver by any holder of common Units or by us of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws.

In addition, when the Units are transferred, the transferee is required to agree to all the same conditions, obligations and restrictions applicable to the Units or to the transferor with regard to ownership of the Units, that were in effect immediately prior to the transfer of the Units, including but not limited to the subscription agreement.

Even if one of our projects is successful, it is likely to take substantial time for us to realize profits. Even if we are involved in a financially successful project, the process of making money and realizing profit in the theater entertainment business can be slow. The time span from the moment a project starts to its completion, release and revenue recognition is substantial and is often measured in years. Even when we realize a profit and are financially able to declare dividends on our Units, we may or may not do so.

There is no current market for 2ATC Units.
The securities being sold in this offering are subject to restrictions on resale for one year. There is no formal marketplace for the resale of our securities. If the company is successful, we expect to return the investment that investors made as well as any profit, but there is no guarantee that will happen. We do not plan to be acquired by a bigger company. Investors should assume that they may not be able to liquidate their investment or pledge their Units as collateral for some time.

Equity crowdfunding is new.
2ATC's fundraising plans are reliant on equity crowdfunding and provisions of the JOBS Act which have been in effect for a short period of time. Secondary markets don't exist yet, and may not exist for some time (or ever), which hampers the ability for investors to sell their Units. The laws are complex, and interpretation by governing bodies doesn't exist in some cases and may change over time in others. Changes to the laws (or interpretation of the laws) could impact 2ATC's ability to raise money as well as your ability to trade your Units.

Our Managers cannot be removed by a vote by the Unit holders. The Units have no voting rights or ability to direct the Company or its actions. The Managers cannot be removed by a majority vote of the Unit holders.

There is no assurance of recoupment of capital contribution. Productions will have to run for a significant amount of time (8 or more shows) at or well over 75% capacity to recoup investments made by investors.

We depend on a small management team and may need to hire more people to be successful. Our success will greatly depend on the skills, connections and experiences of our eight co-founding members and our two paid employees. All co-founding members are currently working on a pro bono basis and may need to be compensated at some point as the work expands. Should any of them discontinue supporting Second Act Theatrical Capital, the work could discontinue at some point. There might be a time when additional staff will need to be hired. There is no assurance that we will be able to identify, hire and retain the right people for the various key positions.

The offering price has been set by Second Act Theatrical Capital. Second Act Theatrical Capital has set the price of $500 per unit. Many entertainment projects may not provide a return on investment for years. Our valuation has not been validated by any independent third party and may fall precipitously. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of a start-up company. You should not invest if you disagree with this valuation.

2ATC has no operating history. 2ATC has recently been formed. As such there is no operating history or financial statements on which an investment decision can be based. The likelihood of success of 2ATC must be considered in light of the risks, costs, difficulties and delays frequently encountered in establishing a new enterprise, many of which are beyond the Company''s control. The Company is subject to all of the risks inherent in the creation of a new enterprise and the competitive environment in which it will operate. There can be no assurance that the Company will prove to be commercially successful or profitable.

Alternatives to Investing in Broadway Shows If we are unsuccessful in investing in Broadway shows, we intend to use the funds that have been raised to promote our mission of promoting BIPOC narratives and creators on Broadway, both on the stage but behind the stage as well. You may not be excited about all our projects. We plan to develop a diverse slate of projects in the theater industry with a focus on BIPOC and underrepresented artists and creators and narratives. Final decisions on projects are made by the 2ATC management team. Our decision making process honors and encourages the input of investors on an advisory basis within a specific timeframe to keep the process timely. However, projects may be chosen that you don't like, don't believe in, or even ones you object to.

Due to the COVID-19 pandemic, Broadway and other theaters were closed for the longest period in its history. It is possible that this could happen again and in the meantime, reinfections and surges can continue to affect business. The industry is back open as of fall 2021, and restrictions and precautions taken due to COVID both for audience members and performers and crew have continued to affect Broadway's return. COVID testing protocols are no longer stringent backstage, but infections have and may continue to occur which can lead to a show closing for a number of performances. COVID has also had an effect on audiences and ticket sales for some shows. Theatergoing behaviors have changed since the quarantine and continue to change. Tourism is a big part of Broadway and theater revenue, and it is slowly picking back up from a domestic and international travel standpoint. All this being said, the industry is continuing to be flexible and responsive to the changing needs and expectations of audience members. 2ATC will evaluate each potential show partner based on all factors that contribute to business.

The Managers have a right to obtain and make loans on behalf of the Company. The general partners of a production may obtain from third parties or any Manager may make loans to be repaid before return of the investors'' capital contributions without affecting the respective interests of the investors. Any such loans advanced or to be advanced for the Company''s purposes may be entitled to be repaid in full with or without interest before the return of any contributions to the investors (provided, however, that any loan to the Company made by a Manager shall not require the payment of any iInterest thereon). If the Managers elect to borrow additional sums or advance funds in the CompanCompanyy''s name, such loans or advances may result in considerable delay in the repayment of investors'' capital contributions to the Company or in a complete loss to investors if the gross receipts from a production are not sufficient to meet operating expenses and repay both loans or advances and the capital contributions of the investors.

What we're doing has never been done before. We are (to our knowledge) the first company to attempt our business model in commercial theater. 2ATC is built on the thesis that having a wide range of folks invested in our projects will give us a competitive advantage and that focusing on stories written for and by BIPOC and other historically underrepresented voices will lead to financial success and meaningful change in the theater industry. However, our thesis could be wrong. There is no assurance that we will be able to derive these benefits, e. Even if our concept is proven to give us a competitive advantage. To the extent we prove that this model works, we can expect other people to follow our lead in creating similar organizations. We will have the first leader advantage but not a monopoly in using Regulation CF for fund-raisinging.

We must achieve and retain accredited investor status as an entity in order to invest in most Broadway shows. To achieve and retain accredited investor status, we need to maintain at least $5 million in assets.While we are disrupting the pathway for participation for individuals by opening up the opportunity to non-accredited investors, investments in Broadway productions generally require the investor to be an "accredited investor" as defined by Regulation D under the Securities Act of 1933the Securities and Exchange Commission, which will require 2ATC to have at least $5 million in assets. While our fundraising goal has been to raise and maintain $5 million in assets to qualify as an "accredited investor", the current fundraising environment is challenging. We are not likely to reach that goal through our Regulation CF offering ("Crowdfunding") and will need to pursue alternative fundraising strategies, which may not be successful. If we don't qualify as an "accredited investor", our Broadway investment options may be limited unless a producer(s)/promoter(s) is willing to accept investments from "non-accredited investors". We intend to explore partnering with other co-producers on a slot, and/or finding projects and lead producers who will be able to allow one or two non-accredited investors into their production entities, but these activities may not be successful.

Cynthia J. Tong, Adam Hyndman and Rashad V. Chambers are part-time officers. As such, it is likely that the company will not make the same progress as it would if that were not the case.

The exclusive forum provision in our certificate of incorporation and bylaws may have the effect of limiting an investor's ability to bring legal action against us and could limit an investor's ability to obtain a favorable judicial forum for disputes. Section XI of our Amended and Restated Certificate of Incorporation and Section 48 of our Amended and Restated Bylaws contain exclusive forum provisions for certain lawsuits, see "Securities Being Offered – Forum Selection Provisions." Further, Section 7 of the subscription agreement for this offering includes exclusive forum provisions for certain lawsuits pursuant to the subscription agreement; see "Securities Being Offered – Forum Selection Provisions." The forum for these lawsuits will be the Court of Chancery in the State of Delaware. None of the forum selections provisions will be applicable to lawsuits arising from the federal securities laws. These provisions may have the effect of limiting the ability of investors to bring a legal claim against us due to geographic limitations. There is also the possibility that the exclusive forum provisions may discourage Unit holder lawsuits, or limit Unit holders'' ability to bring a claim in a judicial forum that it finds favorable for disputes with us and our 'officers and directors. Alternatively, if a court were to find this exclusive forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition.

The obligations of the Managers to the Company are not exclusive. The Managers and their principals are involved in other theatrical and entertainment-related projects as well as in other business activities. Liabilities incurred and commitments undertaken by the Managers with respect to projects other than the Company''s business could adversely affect its ability to manage the Company. Moreover, the Managers are expected to engage in the production of other theatrical productions for its own account, and for others, during the term of the Company. Such activities could be seen as competing with the Company and resulting in potential conflicts of interest.In addition, the Managers may now or hereafter engage in businesses which provide goods and/or services to the Company which otherwise would be provided by unrelated third parties. By becoming an investor in the Company, investors consent to such transactions as long as they are on terms substantially as favorable to the Company as would have been provided by unrelated third parties. The general partners have the right to abandon production of a show at any time. The general partners of a production have the right to abandon production of a show at any time, for any reason whatsoever. If such abandonment occurs before the opening of a Production financed by the 2ATC, then the investors must be prepared for the loss of all or substantially all of their investment. If such abandonment occurs after the opening of a production on Broadway and the production does not have a successful run, the investors must also be prepared for the loss of all or substantially all of their investment, except to the extent that the Company can profitably exploit the subsidiary rights in that production.

Description of Securities for Prior Reg CF Raise

<u>Additional issuances of securities.</u> Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

<u>Issuer repurchases of securities.</u> The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

<u>A sale of the issuer or of assets of the issuer.</u> As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

<u>Transactions with related parties.</u> The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be

the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the unitholders may change the terms of the Operating Agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The unitholders have the right to redeem their securities at any time. Unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of

voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common unit that take into account factors such as the following:

unrelated third party valuations of our common unit;
the price at which we sell other securities, such as convertible debt or preferred Unit, in light of the rights, preferences and privileges of our those securities relative to those of our common unit;
our results of operations, financial position and capital resources;
current business conditions and projections;
the lack of marketability of our common unit;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook

the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Second Act Theatrical Capital LLC

Delaware Limited Liability Company
Organized September 2021
0 employees
1501 Broadway
Suite 2505
New York NY 10036 https://www.theindustrystandardgroup.com/

Business Description

Refer to the Second Act Theatrical Capital profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Second Act Theatrical Capital is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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